DREYFUS PREMIER FIXED INCOME FUNDS: DREYFUS PREMIER CORE BOND FUND

Statement of Investments
July 31, 2004 (Unaudited)

Bonds and Notes - 96.3%	Prinicipal Amount ($)	Value ($)
Advertising - .0%		
RH Donnelley Finance,		
Sr. Notes, 10.875%, 2012	250,000 a	**293,750**
Aerospace & Defense - .6%		
General Dynamics,		
Sr. Notes, 4.5%, 2010	4,929,000	4,948,701
L-3 Communications,		
Sr. Notes, 6.125%, 2013	500,000	487,500
		5,436,201
Agricultural - 1.2%		
Altria,		
Notes, 7%, 2013	5,855,000	6,054,117
RJ Reynolds Tobacco,		
Notes, 7.25%, 2012	5,000,000	4,875,000
		10,929,117
Airlines - .4%		
American Airlines,		
Pass-Through Ctfs., Ser. 1991-1, 7.024%, 2009	1,993,000	1,957,520
Continental Airlines,		
Pass-Through Ctfs., Ser. 1998-1, Cl. A, 6.648%, 2017	2,342,286	2,179,854
USAir,		
Enhanced Equipment Notes, Ser. C, 8.93%, 2009	1,435,843 b	14,358
		4,151,732
Asset-Backed Ctfs./Automotive - .6%		
AmeriCredit Automobile Receivables Trust:		
Ser. 2002-EM, Cl. A3A, 2.97%, 2007	980,812	986,315
Ser. 2003-AM, Cl. A3A, 2.37%, 2007	300,000	299,935
Capital One Auto Finance Trust,		
Ser. 2003-B, Cl. A4, 3.18%, 2010	350,000	346,131
GS Auto Loan Trust,		
Ser. 2004-1, Cl. A4, 2.65%, 2011	475,000	465,807
MMCA Automobile Trust,		
Ser. 2002-2, Cl. A3, 3.67%, 2006	295,539	296,498
Navistar Financial Corp. Owner Trust,		
Ser. 2003-A, Cl. A4, 2.24%, 2009	875,000	859,485
Onyx Acceptance Grantor Trust,		
Ser. 2003-D, Cl. A4, 3.2%, 2010	750,000	744,474
Triad Auto Receivables Owner Trust,		
Ser. 2002-A, Cl. A4, 3.24%, 2009	675,000	679,100
WFS Financial Owner Trust,		
Ser. 2004-1, Cl. A4, 2.81%, 2011	500,000	491,693
Whole Auto Loan Trust,		
Ser. 2003-1, Cl. A3A, 1.84%, 2006	750,000	746,842
		5,916,280
Asset - Backed Ctfs./Credit Cards - 1.3%		
MBNA Master Credit Card Note Trust,		
Ser. 2002-C1, Cl. C1, 6.8%, 2014	11,322,000	**12,292,465**

Asset-Backed Ctfs./Equipment - .1%

Pegasus Aviation Lease Securitization,		
Ser. 2001-1, Cl. A1, 2.075%, 2015	1,666,033 a, c	**821,107**

Asset - Backed Ctfs./Home Equity Loans - 1.6%

Block Mortgage Finance,		
Ser. 1999-1, Cl. A4, 6.6%, 2030	930,952	948,313
CIT Group Home Equity Loan Trust,		
Ser. 2002-1, Cl. AF4, 5.97%, 2029	900,000	911,248
Conseco Finance Securitizations:		
Ser. 2000-B, Cl. AF5, 8.15%, 2031	1,137,121	1,162,843
Ser. 2000-E, Cl. A5, 8.02%, 2031	3,484,526	3,495,118
Delta Funding Home Equity Loan Trust,		
Ser. 2000-2, Cl. A6F, 7.97%, 2030	344,262	350,490
Equity One ABS,		
Ser. 2004-3, Cl. AF3, 4.265%, 2034	6,719,000	6,721,100
Residential Asset Mortgage Products:		
Ser. 2003-RS5, C1. AI2, 2.13%, 2024	750,000	749,410
Ser. 2003-RZ5, Cl. A2, 3.18%, 2027	575,000	566,683
The Money Store Home Equity Trust,		
Ser. 1998-B, Cl. AF8, 6.11%, 2010	570,767	575,383
		15,480,588

Auto Manufacturing - .1%

General Motors,		
Debs., 8.375%, 2033	1,344,000 d	**1,409,011**

Auto Trucks & Parts - 1.4%

Lear:		
Bonds, 5.75%, 2014	7,000,000 a	7,060,879
Sr. Notes, Ser. B, 8.11%, 2009	5,283,000 d	6,054,255
		13,115,134

Banking - 1.8%

Deutsche Bank,		
Deposit Notes, 4.85%, 2006	5,000,000	4,837,500
Mizuho Financial Group Cayman,		
Bonds, 5.79%, 2014	8,109,000 a	8,104,678
Rabobank Capital Funding II,		
Bonds, 5.26%, 2049	3,900,000 a, d	3,820,631
		16,762,809

Commercial Mortgage Pass-Through Ctfs. - 6.2%

Banc of America Commercial Mortgage,		
Ser. 2004-2, Cl. A1, 2.764%, 2038	9,267,403	9,049,964
COMM,		
Ser. 2000-C1, Cl. A1, 7.206%, 2033	535,218	568,195
CS First Boston Mortgage Securities,		
Ser. 1998-C1, Cl. A1A, 6.26%, 2040	4,745,439	4,868,217
Chase Commerical Mortgage Securities,		
Ser. 2001-245, Cl. A1, 5.974%, 2016	2,051,555 a, c	2,163,980
GE Capital Commercial Mortgage,		
Ser. 2004-C2, Cl. A1, 3.111%, 2040	10,687,503	10,528,350
GS Mortgage Securities II:		
Ser. 2001-LIBA, Cl. E, 6.733%, 2016	3,000,000 a	3,195,658
Ser. 2003-C1, Cl. A1, 2.904%, 2040	10,595,537	10,425,153
Greenwich Capital Commercial Funding,		
Ser. 2003-C2, Cl. A2, 4.022%, 2036	675,000	666,225
JP Morgan Commercial Mortgage Finance,		
Ser. 1998-C6, Cl. A2, 6.533%, 2030	459,918	474,927

Lehman Large Loan, Ser. 1997-LLI, Cl. A3, 6.9%, 2034	575,000	618,419
Mortgage Capital Funding, Ser. 1997-MC1, Cl. A3, 7.288%, 2027	423,194	436,650
PNC Mortgage Acceptance, Ser. 2000-C1, Cl. A1, 7.52%, 2008	475,367	518,956
Saxon Asset Securities Trust, Ser. 2004-2, Cl. AF2, 4.15%, 2035	9,715,000	9,715,000
Structured Asset Securities, REMIC, Ser. 1996-CFL, Cl. H, 7.75%, 2028	4,750,000	5,408,841
		58,638,535
Commercial Services - .4%		
Cendant, Notes, 6.25%, 2010	3,160,000	3,408,964
United Rentals North America, Sr. Notes, 7%, 2014	250,000 d	229,375
		3,638,339
Diversified Financial Service - 3.1%		
American Express, Notes, 4.875%, 2013	2,678,000	2,630,746
Boeing Capital, Sr. Notes, 4.75%, 2008	3,604,000	3,707,957
Capital One Bank, Sub. Notes, 6.5%, 2013	4,194,000	4,388,538
Farmers Exchange Capital, Trust Surplus Note Securities, 7.05%, 2028	3,795,000 a	3,727,855
Ford Motor Credit, Notes, 1.66875%, 2007	1,252,000 c	1,222,219
General Electric, Notes, Ser. A, 5.875%, 2012	4,774,000	5,069,563
Goldman Sachs, Bonds, 5.15%, 2014	3,810,000 d	3,721,791
Jefferies, Sr. Notes, 5.5%, 2016	3,870,000	3,755,100
National Rural Utilities Cooperative Finance, Collateral Trust Notes, 4.375%, 2010	700,000	694,152
		28,917,921
Electric Utilities - 3.6%		
AES, Sr. Notes, 9%, 2015	400,000 a	439,000
Centerpoint Energy, Sr. Notes, Ser. B, 6.85%, 2015	7,062,000	7,545,111
Jersey Central Power & Light, First Mortgage, 5.625%, 2016	3,558,000 a	3,601,596
Pacific Gas & Electric: First Mortgage, 4.2%, 2011	175,000 d	169,191
First Mortgage, 4.8%, 2014	3,516,000	3,390,029
Peco Energy, First Mortgage, 3.5%, 2008	600,000	592,393
Public Service Co. of Colorado, First Mortgage, Ser. 12, 4.875%, 2013	5,963,000	5,882,303
SCANA, Sr. Notes, 1.7%, 2006	3,380,000 c	3,385,452

TXU Gas Capital I,
  Gtd. Bonds, (Gtd. By Enserch),
  2.95%, 2028
	6,954,000 c	6,847,882

Westar Energy, First Mortgage, 6%, 2014	2,000,000 d	2,075,334

Entertainment - .0%
Intrawest,
  Sr. Notes, 7.5%, 2013 | 300,000 | **300,000**

Environmental Control - .0%
Allied Waste,
  Sr. Notes, 7.875%, 2013 | 400,000 d | **420,500**

Food & Beverages - .2%
Coca-Cola Enterprise,
  Notes, 6.125%, 2011 | 800,000 | 867,400
Safeway,
  Notes, 5.8%, 2012 | 530,000 d | 539,996
Unilever Capital,
  Sr. Notes, 7.125, 2010 | 450,000 | 512,280
| | **1,919,676**

Foreign Governmental - 2.3%
Republic of Argentina:
  Deb., 11.25%, 2004 | 400 b | 104
  Bonds, Ser. L-GP, 6%, 2023 | 22,250,000 b | 11,347,500
Republic of Chile,
  Notes, 2.06%, 2008 | 9,240,000 c | 9,320,850
Republic of Costa Rica:
  Bonds, 6.548%, 2014 | 1,151,000 | 1,001,370
  Notes, 6.914%, 2008 | 180,000 | 180,000
| | **21,849,824**

Gaming & Lodging - .5%
Harrah's Operating,
  Notes, 5.375%, 2013 | 5,070,000 d | **4,836,364**

Health Care - 2.3%
Alaris Medical Systems,
  Sr. Notes, 7.25%, 2011 | 250,000 | 280,295
Bristol-Myers Squibb,
  Notes, 5.75%, 2011 | 3,644,000 | 3,831,098
Cardinal Health,
  Bonds, 4%, 2015 | 3,787,000 | 3,176,471
Manor Care,
  Notes, 6.25%, 2013 | 4,317,000 | 4,473,491
Medco Health Solutions,
  Sr. Notes, 7.25%, 2013 | 4,725,000 | 5,103,000
Wyeth,
  Notes, 5.5%, 2014 | 4,772,000 | 4,616,256
| | **21,480,611**

Manufacturing - .8%
K. Hovnanian Enterprises,
  Sr. Notes, 7.75%, 2013 | 300,000 d | 309,000
Manitowoc,
  Sr. Notes, 7.125%, 2013 | 250,000 d | 255,000
Newell Rubbermaid,
  Notes, 4%, 2010 | 170,000 | 162,759
Ship Finance International,
  Sr. Notes, 8.5%, 2013 | 250,000 a | 241,250

Tyco International:

Notes, 5.8%, 2006	4,953,000	5,183,309
Notes, 6.125%, 2008	625,000	670,626
Sr. Notes, 6.75%, 2011	455,000	499,574
		7,321,518

Media - 1.7%

British Sky Broadcasting,		
Notes, 6.875%, 2009	2,416,000	2,651,224
Comcast:		
Notes, 8.375%, 2013	2,693,000	3,197,730
Sr. Notes, 6.5%, 2015	5,497,000	5,794,674
Dex Media East Finance,		
Sr. Notes, 9.875%, 2009	400,000	454,000
Reader's Digest Association,		
Sr. Notes, 6.5%, 2011	200,000 d	199,000
Shaw Communications,		
Sr. Notes, 7.25%, 2011	3,489,000	3,656,179
		15,952,807

Mining & Metals - 1.2%

Noranda,		
Notes, 6%, 2015	11,548,000	**11,434,691**

Oil & Gas - 4.4%

Atlantic Richfield,		
Notes, 5.9%, 2009	700,000	755,306
Consolidated Natural Gas,		
Sr. Notes, Ser. B, 5.375%, 2006	750,000	781,736
EnCana Corp,		
Bonds, 6.5%, 2034	17,760,000	18,066,786
Gazprom International S.A.,		
Sr. Debs., 7.201%, 2020	8,110,000 a	8,008,625
Kerr-McGee,		
Notes, 6.95%, 2024	11,107,000 d	11,304,594
Petro-Canada,		
Notes, 4%, 2013	2,082,000	1,884,016
Transocean,		
Notes, 6.625%, 2011	455,000	499,609
		41,300,672

Packaging & Containers - .1%

Owens-Brockway,		
Sr. Notes, 8.75%, 2012	300,000	331,500
Silgan,		
Sr. Notes, 6.75%, 2013	250,000	246,250
		577,750

Paper & Forest Products - .0%

International Paper,		
Notes, 6.75%, 2011	350,000	**382,319**

Property-Casualty Insurance - .8%

Allstate,		
Sr. Notes, 7.875%, 2005	650,000	676,274
Endurance Specialty,		
Bonds, 7%, 2034	2,000,000 d	1,993,986
Genworth Financial,		
Notes, 6.5%, 2034	2,150,000	2,223,586

Infinity Property & Casualty,		
Notes, 5.5%, 2014	260,000 a	253,671
Pennsylvania Mutual Life Insurance,		
Notes, 6.65%, 2034	1,925,000 a	1,946,165
Prudential Financial,		
Sr. Notes, 3.75%, 2008	800,000	796,234
		7,889,916
Real Estate Investment Trust - .9%		
EOP Operating,		
Sr. Notes, 7%, 2011	825,000	908,309
iStar Financial,		
Sr. Notes, 5.7%, 2014	7,750,000	7,497,582
		8,405,891
Residential Mortgage Pass- Through Ctfs. - 1.8%		
Chase Mortgage Finance:		
Ser. 1999-S3, Cl. B4, 6.25%, 2014	117,310 a	117,263
Ser. 2002-S8, Cl. B3, 5.4489%, 2029	274,056 a	263,834
Countrywide Home Loans:		
Ser. 2002-J4, Cl. B3, 5.84%, 2032	361,773	357,974
Ser. 2003-18, Cl. B4, 5.5%, 2033	738,705	478,773
Harborview Mortgage Loan Trust,		
Ser. 2004-4, Cl. 3A, 2.975%, 2034	8,742,432 c	8,567,584
MASTR Asset Securitization Trust,		
Ser. 2003-1, Cl. 15B6, 5.25%, 2018	382,018 a	169,540
MORSERV:		
Ser. 1996-1, Cl. B2, 7%, 2011	211,238	219,096
Ser. 1996-1, Cl. B3, 7%, 2011	105,619 a	109,643
Ocwen Residential MBS,		
Ser. 1998-R1, Cl. B1, 7%, 2040	2,656,415 a	2,840,635
Prudential Home Mortgage Securities, REMIC,		
Ser. 1994-A, Cl. 5B, 6.73%, 2024	18,658 a	18,658
Residential Accredit Loans,		
Ser. 1997-QS6, Cl. B1, 7.5%, 2012	170,069	179,388
Washington Mutual MSC Mortgage:		
Ser. 2002-MS1, Cl. CB4, 6.36%, 2032	1,696,178 a	1,720,602
Ser. 2002-MS4, Cl. CB4, 6.43%, 2032	1,144,252 a	1,168,968
Ser. 2003-MS6, Cl. CB3, 5.97%, 2033	465,894	471,065
Ser. 2003-MS6, Cl. CB4, 5.97%, 2033	266,253 a	255,843
		16,938,866
Retail - .3%		
JC Penney,		
Notes, 8%, 2010	300,000 d	338,250
Jean Coutu,		
Sr. Notes, 7.625%, 2012	1,500,000 a	1,518,750
Wal-Mart Stores,		
Sr. Notes, 6.875%, 2009	800,000	896,702
		2,753,702
Structured Index - 2.0%		
AB Svensk Exportkredit,		
GSNE-ER Indexed Notes, 0%, 2007	17,275,000 a,e	16,316,237
Dow Jones CDX.NA.HY:		
Credit Linked Ctfs., Ser. 3-1, 7.75%, 2009	1,317,000 a, f	1,290,660
Credit Linked Ctfs., Ser. 3-2, 6.375%, 2009	1,287,000 a, f	1,270,913
		18,877,810

Technology - .6%

Amkor Technology,		
Sr. Notes, 7.75%, 2013	400,000 d	344,000
Fairchild Semiconductor International,		
Sr. Notes, 10.5%, 2009	400,000	433,000
IAC/InterActive,		
Notes, 7%, 2013	4,888,000	5,324,508
		6,101,508

Telecommunications - 3.6%

British Telecommunications,		
Notes, 8.375%, 2010	9,256,000	10,922,876
CenturyTel,		
Sr. Notes, Ser. L, 7.875%, 2012	3,788,000	4,273,610
Cingular Wireless,		
Sr. Notes, 5.625%, 2006	275,000	288,116
Citizens Communications,		
Debs., 7.05%, 2046	712,000	572,111
Lucent Technologies,		
Debs., Ser. B, 2.75%, 2025	5,149,000	6,507,049
Qwest:		
Bank Note, Ser. A, 6.5%, 2007	5,561,000 c	5,769,538
Bank Note, Ser. B, 6.95%, 2010	3,311,000 c	3,253,058
Sprint Capital,		
Sr. Notes, 6%, 2007	2,317,000	2,438,260
TELUS,		
Notes, 8%, 2011	320,000	365,934
		34,390,552

Textiles & Apparel - .0%

Phillips-Van Heusen,		
Sr. Notes, 7.25%, 2011	250,000 a, d	**256,250**

U.S. Government - 16.1%

U.S. Treasury Bonds,		
5.375%, 2/15/2031	44,330,000	45,417,415
U.S. Treasury Notes:		
1.875%, 9/30/2004	10,000,000	10,010,900
4%, 6/15/2009	1,200,000	1,217,340
4.75%, 5/15/2014	93,983,000	96,027,130
		152,672,785

U.S. Government Agencies - 3.2%

Federal Home Loan Banks,		
Bonds, Ser. 432, 4.5%, 9/16/2013	15,175,000	14,689,294
Federal Home Loan Mortgage Corp.,		
Notes, 7%, 3/15/2010	13,013,000	14,794,219
Federal National Mortgage Association,		
Notes, 5.25%, 1/15/2009	870,000	915,945
		30,399,458

U.S. Government Agencies/Mortgage-Backed - 31.1%

Federal Home Loan Mortgage Corp.:		
5.5%, 6/1/2034	31,042	36,682
6%, 4/1/2014-12/1/2032	589,560	612,373
6.5%, 4/1/2029-10/1/2032	13,082,168	13,691,737
Multiclass Mortgage Participation Cfts.,		
REMIC, (Interest Only Obligation):		
Ser. 2048, Cl. PJ, 7%, 4/15/2028	376,457 g	49,177
Ser. 2627, Cl. UI, 5%, 7/15/2023	12,943,943 g	1,326,566
Ser. 2640, Cl. UA, 5%, 11/15/2026	8,174,900 g	959,128

Ser. 2659, Cl. UB, 5.5%, 10/15/2021	9,409,090 g	1,054,720
Ser. 2708, Cl. IM, 5.5%, 8/15/2027	12,788,209 g	2,608,646
Ser. 2723, Cl. QI, 5.5%, 10/15/2023	16,986,396 g	1,966,439
Ser. 2731, Cl. PY, 5%, 5/15/2026	4,367,209 g	966,138
Ser. 2752, Cl. GM, 5%, 3/15/2026	4,000,000 g	892,942
Ser. 2764, Cl. IL, 5%, 12/15/2021	5,150,400 g	651,147
Ser. 2764, Cl. IQ, 5%, 1/15/2022	10,000,000 g	1,167,135
Federal National Mortgage Association:		
4.5%, 10/1/2018	415,212	409,370
5%, 9/11/2017-5/1/2018	6,549,455	6,612,617
5.5%, 2/1/2033	1,747,156	1,756,284
6%, 7/1/2029-08/01/2034	7,035,289	7,245,139
6.2%, 1/1/2011	9,595,268	10,396,795
6.5%, 11/1/2008-04/1/2033	18,196,956	19,026,703
7%, 9/1/2014-11/1/2028	413,754	438,910
7.5%, 7/1/2029	280,865	300,964
REMIC Trust, Gtd. Pass-Through Ctfs:		
Ser. 2003-33, Cl. PB, 4%, 2/25/2022	800,000	807,054
Ser. 2004-58, Cl. LJ, 5%, 7/25/2034	6,238,623	6,361,025
(Interest Only Obligations):		
Ser. 1996-70, Cl. PL, 7%, 2/25/2026	46,410 g	145
Ser. 1997-74, Cl. PK, 7%, 11/18/2027	616,879 g	111,381
Ser. 2002-82, Cl. IB, 5.5%, 1/25/2021	2,171,756 g	10,566
Ser. 2003-40, Cl. NI, 5.5%, 11/25/2028	8,882,446 g	1,040,835
Government National Mortgage Association I:		
5.5%, 2/15/2033-4/15/2033	49,577,539	49,965,310
6%, 4/15/2029-2/15/2034	132,089,326	136,086,281
6.5%, 4/15/2029	423,495	444,004
7%, 10/15/2028	216,204	230,121
7.5%, 8/15/2029	95,854	103,283
Project Loans,		
6.5%, 10/15/2033	1,171,965	1,262,956
6.8%, 4/15/2040	12,447,035	13,785,091
(Interest Only Obligation),		
Ser. 2004-19, Cl. KI, 5%, 10/16/2027	21,809,655 g	2,655,070
Government National Mortgage Association II:		
3%, 7/20/2030	1,137,927 c	1,139,645
3.25%, 4/20/2030	1,157,176 c	1,148,265
7%, 5/20/2028-7/20/2031	523,759	556,361
Ser. 2004-39, Cl. LC, 5.5%, 12/20/2029	5,535,000	5,721,806
(Interest Only Obligation):		
Ser. 2003-98, Cl. IC, 5%, 4/20/2030	4,523,700 g	1,216,627
		294,815,438

Total Bonds And Notes Investments
(cost $920,178,783) **913,010,188**

Preferred Stock - 1.6%	Shares	Value ($)
Electric Utilities - .3%		
Great Plains Energy,		
Cum. Conv., $2	130,000	**3,174,600**
Mining & Metals - 1%		
Freeport-McMoRan Copper & Gold,		
Cum. Conv., $55	8,876 a	8,299,060
Kaiser Group Holdings,		
Cum., $3.85	20,317	1,122,515
		9,421,575

Telecommunications - .3%
Motorola (Units),

Cum. Conv., $3.50	60,000 h	**2,755,800**

Total Preferred Stock Investments		**15,351,975**
(cost $14,519,944)		

Common Stock - .0%
Mining& Metals,
Kaiser Group Holdings (rights)

(cost $0)	41,691 i,j.k	**0**

	Face Amount Covered by	
Options- .0%	**Contracts ($)**	**Value ($)**
Call Options - .0%		
U.S. Treasury Bond, 5.375%, 2/15/2031:		
October 2004 @ $104.24	844,300	103,558
October 2004 @ $104.519	844,300	96,302
		199,860
Put Options - .0%		
U.S. Treasury Note, 2.5%, 5/31/2006,		
September 2004 @ $99.39	961,400	**12,018**
Total Options		
(cost $256,743)		**211,878**

	Shares	**Value ($)**
Other Investments - 1.6%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $15,301,000)	15,301,000 l	**15,301,000**

	Principal Amount ($)	**Value ($)**
Short Term - 1.1%		
Banking - 1.0%		
Deutsche Bank AG		
Floating Rate Note, 5.24%, 02/13/2005	9,500,000	**9,381,250**
U.S. Treasury Bills - .1%		
1.26%, 09/16/2004	1,200,000 m	**1,198,056**
Total Short Term Investments		
(cost $10,698,063)		**10,579,306**

	Shares	**Value ($)**
Investment of Cash Collateral for Securities Loaned- 2.9%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus	27,133,870 l	**27,133,870**
(cost $27,133,870)		

Total Investment (cost $988,088,403)	**103.5 %**	**981,588,217**
Liabilities, Less Cash and Receivables	**(3.5) %**	**(33,286,111)**
Net Assets	**100.0 %**	**948,302,106**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.

At July 31, 2004, these securities amounted to $79,295,701 or 8.4% of net assets.

b   Non-income producing-security in default.

c   Variable rate security--interest rate subject to periodic change.

d   All or a portion of these securities are on loan. At July 31, 2004, the total market value of the fund's securities on loan is $26,557,605 and the total market value of the collateral held by the fund is $27,133,870.

e   Security linked to Goldman Sachs Non-Energy- Excess Return Index.

f   Security linked to a portfolio of debt securities.

g   Notional face amount shown.

h   Units represent a contract to purchase shares of common stock for $50 on November 16, 2004 and a senior note with a principal of $50.

i   Non-income producing-security.

j   The rights allow the holder to put preferred stock back to the company under certain conditions.

k   The value of these securities has been determined in good faith under the direction of the Board of Trustees.

l   Investments in affiliated money market mutual funds.

m   Wholly held by a broker as collateral for open financial futures position.

DREYFUS PREMIER CORE BOND
Statement of Financial Futures
7/31/2004 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ Depreciation at 7/31/2004 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	366	40,077,000	September-2004	217,313
U.S. Treasury 10 Year Notes	251	27,790,406	September-2004	254,922
Financial Futures Short				
U.S. Treasury 2 Year Notes	757	159,821,625	September-2004	(289,547)
U.S. Treasury 30 Year Bonds	136	14,717,750	September-2004	(204,000)
				(21,312)

DREYFUS PREMIER CORE BOND
Statement of Options Written
7/31/2004(Unaudited)

Call Options	Face Amount Covered by	
Issuer	Contracts ($)	Value($)
Centerpoint Energy, 6.85%, 6/1/2015 September 30, 2004 @ 1.5%	8,000,000.00	12,000
RJ Reynolds Tobacco Holdings, 7.25%, 6/1/2012 September 30, 2004 @ 3%	5,000,000.00	17,750
(Premium received $29,750)		**29,750**

DREYFUS PREMIER CORPORATE BOND FUND
Statement of Investments
July 31, 2004 (Unaudited)

Bonds and Notes - 101.6%	Prinicipal Amount	Value ($)
Aerospace & Defense - 3.8%		
General Dynamics,		
Sr. Notes, 4.5%, 2010	23,000	23,092
Lockheed Martin,		
Notes, 7.25%, 2006	100,000	107,014
Northrop Grumman,		
Debs., 7.75%, 2031	50,000	59,038
Raytheon,		
Notes, 6.5%, 2005	50,000	51,669
		240,813
Agriculture - 1.1%		
Altria:		
Notes, 7%, 2005	40,000	41,387
Notes, 7%, 2013	30,000	31,020
		72,407
Airlines - 1.4%		
American Airlines,		
Pass-Through Ctfs., Ser. 1999-1,		
7.024%, 2009	50,000	49,110
Continental Airlines,		
Pass-Through Ctfs., Ser. 1998-1, Cl. A,		
6.648%, 2017	42,587	39,634
		88,744
Auto Manufactoring - 0.2%		
General Motors,		
Sr. Notes, 8.375%, 2033	10,000	**10,484**
Automotive, Trucks & Parts - 1.8%		
Dana,		
Notes, 9%, 2011	44,000	52,140
Lear,		
Sr. Notes, Ser. B, 8.11%, 2009	53,000	60,737
		112,877
Banking - 4.0%		
Bank of America,		
Sr. Notes, 4.375%, 2010	150,000 a	148,054
Keycorp,		
Sub. Notes, 7.5%, 2006	50,000	54,079
Mizuho Financial Group Cayman,		
Gtd. Bank Notes, 5.79%, 2014	50,000 b	49,973
		252,106
Chemicals - 2.5%		
Dow Chemical,		
Notes, 6%, 2012	50,000	52,441
Sociedad Quimica y Minera de Chile,		
Bonds, 7.7%, 2006	100,000 b	107,292
		159,733
Commercial Services - 1.4%		
Cendant,		
Notes, 6.25%, 2010	12,000	12,945
WMX Technology		
Notes, 7%, 2005	75,000	76,958
		89,903

Consumer Products - 1.6%		
Gillette,		
Notes, 5.75%, 2005	100,000	**103,397**
Diversified Financial Service - 9.5%		
American Express,		
Notes, 4.875%, 2013	25,000	24,559
Boeing Capital:		
Bonds, 5.8%, 2013	18,000 a	18,798
Notes, 6.5%, 2012	50,000 a	54,576
Sr. Notes, 4.75%, 2008	17,000	17,490
Bombardier Capital,		
Notes, 7.5%, 2004	50,000 b	50,060
CIT,		
Notes, 1.48%, 2007	53,000 c	53,034
Capital One Bank,		
Sub. Notes, 6.5%, 2013	38,000	39,763
Farmers Exchange Capital,		
Trust Surplus Note Securities, 7.05%, 2028	40,000 b	39,292
Ford Motor Credit,		
Notes, 1.66875%, 2007	5,000 c	4,884
GMAC,		
Notes, 6.875%, 2011	125,000	128,500
General Electric Capital,		
Notes, 5.875%, 2012	26,000	27,610
Goldman Sachs,		
Notes, 3.875%, 2009	65,000	63,876
Jefferies,		
Sr. Notes, 5.5%, 2016	25,000	24,258
MBNA,		
Sr. Notes, Ser. F, 7.5%, 2012	50,000	56,647
		603,347
Electric Utilities - 8.1%		
Centerpoint Energy,		
Sr. Notes, Ser. B, 6.85%, 2015	45,000	48,078
Dominion Resources,		
Sr. Notes, Ser. B, 7.625%, 2005	50,000	52,418
Entergy Arkansas,		
First Mortgage, 6.125%, 2005	100,000	103,163
Jersey Central Power & Light,		
First Mortgage, 5.625%, 2016	23,000 b	23,282
Monongahela Power,		
First Mortgage, 5%, 2006	50,000	51,360
Nisource Finance,		
Notes, 3.2%, 2006	100,000	99,279
Pacific Gas & Electric,		
First Mortgage, 4.8%, 2014	23,000	22,176
SCANA,		
Sr. Notes, 1.7%, 2006	30,000 c	30,048
TXU Energy,		
Sr. Notes, 7%, 2013	75,000	82,517
		512,321
Food & Beverages - 3.9%		
Bottling Group,		
Sr. Notes, 2.45%, 2006	100,000	98,799
Miller Brewing,		
Notes, 4.25%, 2008	20,000 b	20,055
Pepsi Bottling,		
Sr. Notes, Ser. B, 7%, 2029	20,000 a	22,735
Tyson Foods,		
Sr. Notes, 7.25%, 2006	100,000	107,383
		248,972

Foreign Governmental - 0.3%		
Republic of Costa Rica,		
Notes, 6.914%, 2008	20,000	**20,000**
Gaming & Lodging - 0.5%		
Harrah's Operating,		
Notes, 5.375%, 2013	30,000	**28,618**
Health Care - 5.8%		
Bristol-Myers Squibb,		
Notes, 5.75%, 2011	17,000	17,873
Cardinal Health,		
Bonds, 4%, 2015	25,000	20,970
HCA,		
Notes, 7.125%, 2006	50,000	52,864
IVAX,		
Sr. Sub. Notes, 4.5%, 2008	32,000	31,800
Manor Care,		
Gtd. Notes, 6.25%, 2013	20,000	20,725
Medco Health Solutions,		
Sr. Notes, 7.25%, 2013	22,000	23,760
Vertex Pharmaceuticals,		
Sub. Notes, 5%, 2007	209,000	198,027
		366,019
Manufacturing - 1.9%		
Tyco International,		
Gtd. Notes, 5.8%, 2006	115,000	**120,347**
Media - 3.3%		
AOL Time Warner,		
Notes, 6.875%, 2012	20,000 a	21,830
British Sky Broadcasting:		
Gtd. Notes, 6.875%, 2009	13,000	14,266
Notes, 7.3%, 2006	50,000	53,962
Comcast Cable Communications:		
Notes, 8.375%, 2013	17,000	20,186
Sr. Notes, 6.5%, 2015	24,000	25,300
Sr. Notes, 6.75%, 2011	50,000 a	54,535
Shaw Communications,		
Sr. Notes, 7.25%, 2011	15,000	15,718
		205,797
Mining & Metals - 2.4%		
Alcoa,		
Notes, 4.25%, 2007	15,000	15,299
Noranda:		
Deb., 7%, 2005	65,000	67,305
Notes, 6%, 2015	70,000	69,313
		151,917
Oil & Gas - 2.6%		
ConocoPhillips,		
Notes, 4.75%, 2012	25,000 a	24,690
Gazprom International,		
Gtd. Notes, 7.201%, 2020	53,000 b	52,338
Oneok,		
Notes, Ser. B, 7.75%, 2005	50,000	51,573
Petro-Canada,		
Notes, 4%, 2013	8,000	7,239
Valero Energy,		
Notes, 7.375%, 2006	30,000	32,037
		167,877
Paper & Forest Products - 1.0%		
International Paper:		
Deb., 5.125%, 2012	50,000	47,968
Notes, 5.85%, 2012	15,000	15,428
		63,396

Pipelines - 0.9%		
ANR Pipeline,		
Notes, 8.875%, 2010	50,000	**55,375**
Property-Casualty Insurance - 3.8%		
CNA Financial,		
Notes, 6.5%, 2005	20,000	20,488
Chubb,		
Notes, 6%, 2011	15,000	15,946
Endurance Specialty,		
Bonds, 7%, 2034	15,000	14,955
Genworth Financial,		
Notes, 6.5%, 2034	60,000	62,054
Kingsway America,		
Sr. Notes, 7.5%, 2014	25,000 b	25,259
Liberty Mutual Insurance,		
Notes, 7.875%, 2026	50,000 b	54,084
Penn Mutual,		
Notes, 6.65%, 2034	50,000 b	50,550
		243,336
Real Estate Investment Trust - 2.2%		
EOP Operating,		
Sr. Notes, 7%, 2011	30,000	33,029
Oasis Residential,		
Notes, 7.25%, 2006	50,000	53,769
Simon Property,		
Notes, 6.875%, 2006	50,000	53,057
		139,855
Retail - 1.7%		
Dillard's,		
Notes, 6.43%, 2004	50,000	50,000
RadioShack,		
Notes, 7.375%, 2011	50,000	56,836
		106,836
Structured Index - 14.2%		
Morgan Stanley Trade Custody Receipts (TRACERS):		
Ser. 2002-1, 5.878%, 2007	609,000 b,d	638,808
Ser. 2002-2, 7.719%, 2032	231,000 b,d	262,591
		901,399
Technology - 2.0%		
IBM,		
Notes, 4.875%, 2006	100,000	104,050
InterActive,		
Notes, 7%, 2013	18,000	19,607
		123,657
Telecommunications - 5.3%		
AT&T,		
Sr. Notes, 8.05%, 2011	30,000	31,053
British Telecommunications,		
Notes, 8.375%, 2010	26,000	30,682
CenturyTel,		
Sr. Notes, Ser. L, 7.875%, 2012	25,000	28,205
Citizens Communications,		
Debs., 7.05%, 2046	19,000	15,267
Deutshe Telekom International Finance,		
Notes, 9.25%, 2032	50,000	67,253
Lucent Technologies,		
Debs., Ser. B, 2.75%, 2025	32,000	40,440
Motorola,		
Sr. Notes, 8%, 2011	25,000	29,060

Qwest:		
Bank Note, Ser. A, 6.5%, 2007	24,000 c	24,900
Bank Note, Ser. B, 6.95%, 2010	15,000 c	14,738
Sprint Capital,		
Notes, 6%, 2007	36,000	37,884
Verizon Wireless Capital,		
Notes, 5.375%, 2006	15,000	15,675
		335,157
Textiles & Apparrel - 2.3%		
Reebok International,		
Debs., 2%, 2024	150,000 a,b	**147,000**
U.S. Government Securities - 12.1%		
U.S. Treasury Bonds,		
5.375%, 2/15/2031	300,000	307,359
U.S. Treasury Notes,		
4.75%, 5/15/2014	449,000	458,766
		766,125
Total Bonds and Notes		
(Cost $6,398,696)		**6,437,815**

	Shares	Value ($)
Preferred Stocks - 0.8 %		
Mining & Metals;		
Freeport-McMoRan Copper & Gold,		
Cum. Conv., $55		
(Cost $49,897)	56 b	**52,360**
Common Stock - 0.3%		
Technology;		
Sun Microsystems		
(Cost $27,891)	4,900	**19,355**

	Prinicipal Amount	Value ($)
Short-Term - 0.3%		
U.S. Treasury Bills,		
1.36%, 10/14/2004		
(Cost $19,944)	20,000 e	**19,944**

	Shares	Value ($)
Investment of Cash Collateral for Securities Loaned - 8.0%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus		
(Cost $506,280)	506,280 g	**506,280**

Total Investment (Cost $7,002,708)	**111.0%**	**7,035,754**
Liabilities, Less Cash and Receivables	**-11.0%**	**(700,049)**
Net Assets	**100.00%**	**6,335,705**

a All of these securities are on loan. At July 31, 2004, the total market value of the fund's securities on loan is $492,216 and the total market value of the collateral held by the fund is $506,280.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2004, these securities amounted to $1,572,944 or 24.8% of net assets

c Variable rate security- interest rate subject to periodic change.

d Security linked to a portfolio of debt securities.

e Partially or wholly held by a broker as collateral for open financial futures positions.

g Investment in affiliated money market mutual fund.

See notes to financial statements.

Statement of Futures

	Contracts	Market Value Covered by Contracts ($)	Expiration
Financial Futures Long			
U.S. Treasury 10 Year Note	1	110,719	September-2004
Financial Futures Short			
U.S. Treasury 5 Year Note	2	219,000	September-2004

Unrealized Appreciation/ (Depreciation) at 7/31/2004 ($)
1,016
(1,375)
(359)